File No. 70-9353


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
                      ----------------------------------

                        POST-EFFECTIVE AMENDMENT NO. 5
                                             TO
                                   FORM U-1
                      ----------------------------------


                          APPLICATION OR DECLARATION

                                   under the

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                     * * *

                     AMERICAN ELECTRIC POWER COMPANY, INC.
                              AEP RESOURCES, INC.
                           AEP ENERGY SERVICES, INC.
                    1 Riverside Plaza, Columbus, Ohio 43215
                    ---------------------------------------
              (Name of company or companies filing this statement
                 and addresses of principal executive offices)

                                     * * *

                     AMERICAN ELECTRIC POWER COMPANY, INC.
                    1 Riverside Plaza, Columbus, Ohio 43215
                    ---------------------------------------
                    (Name of top registered holding company
                    parent of each applicant or declarant)

                      A. A. Pena, Senior Vice President and Treasurer
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

                                     * * *

                        Susan Tomasky, General Counsel
                  AMERICAN ELECTRIC POWER SERVICE CORPORATION
                    1 Riverside Plaza, Columbus, Ohio 43215
                    ---------------------------------------
                  (Names and addresses of agents for service)



      American Electric Power Company, Inc. ("AEP"), a holding company registered under the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), and its wholly-owned non-utility subsidiaries, AEP Energy Services, Inc. ("AEPES") and AEP Resources, Inc. ("Resources") (collectively, "Applicants"), hereby request that the Commission release jurisdiction over certain financing transactions, as described below.

                          Summary of Existing Authority

            By order dated November 2, 1998 (HCAR No. 26933 (the "1998 Order"), the Commission authorized Applicants to acquire nonutility energy assets (the "Energy Assets") in the United States that would be incidental to, and would assist, Applicants and their subsidiaries in connection with the marketing, brokering and trading of energy commodities. These assets include, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities. Applicants were authorized to invest up to $800 million through December 31, 2003 in Energy Assets or in the equity securities of companies substantially all of whose physical properties consist of Energy Assets. By order dated December 21, 2000 (HCAR No. 27313), the Commission increased the investment limitation in the 1998 Order to $2 billion.

            In the 1998 Order, the Commission authorized Applicants to engage in certain financing transactions in connection with the acquisition of Energy Assets but reserved jurisdiction over the issue and sale of securities by AEP or any Special Purpose Subsidiary other than common stock, guarantees or short-term debt:

      AEP also proposes to issue securities to finance the acquisition of Energy Assets or of the equity securities of Energy Asset Companies. Securities which AEP proposes to issue would include common stock, unsecured long-term debt securities and guaranties of indebtedness issued by AEPES, Resources and any existing or new, direct or indirect subsidiary of AEPES or Resources ("Applicant Subsidiaries"). These guaranties would also include guaranties of securities issued by any existing or new, direct or indirect special purpose financing subsidiary of Applicants organized specifically for the purpose of financing the acquisition of Energy Assets or of the equity securities of Energy Asset Companies ("Special Purpose Subsidiary"). In addition, Applicants request authority during the Authorization Period for Applicant Subsidiaries, as well as any Special Purpose Subsidiary, to issue debt or equity securities to finance these acquisitions, including guarantees as appropriate, to the extent the issuances are not exempt under Rule 52 or Rule 45(b). AEP requests that the Commission reserve jurisdiction over the issuance and sale by AEP or any Special Purpose Subsidiary of securities (other than common stock, guarantees or short-term debt), pending completion of the record.

            The 1998 Order was issued before the Commission had occasion to revisit the issuance of unsecured long-term debt securities by registered holding companies. Since that time, the Commission has authorized a number of registered holding companies, including AEP, to issue unsecured long-term debt securities, either directly or through special purpose financing subsidiaries. In File No. 70-9729, the Commission authorized AEP to organize and acquire all of the common stock or other equity interests of one or more financing subsidiaries for the purpose of effecting various financing transactions through June 30, 2004, involving the issuance and sale of up to $1.5 billion (cash proceeds to AEP) in any combination of preferred securities, unsecured debt securities, interest rate hedges, anticipatory hedges, stock purchase contracts and stock purchase units, as well as stock issuable under the stock purchase contracts and stock purchase units. The Commission further authorized AEP to effect directly such financing transactions involving preferred securities, unsecured debt securities, stock purchase contracts or stock purchase units. (HCAR No. 27382 (April 20, 2001), as supplemented, HCAR No. 27408 (May 29, 2001) (authorizing unsecured long-term debt financing for general corporate purposes).

                              Request For Authority

            The Applicants hereby ask the Commission to release the jurisdiction reserved in the 1998 Order, and to authorize AEP and any Special-Purpose Subsidiary to engage, as well, in unsecured long-term borrowings and to provide guarantees of long-term indebtedness issued by any Special Purpose Subsidiary for the purpose of financing the acquisition of Energy Assets or the equity securities of a company substantially all of whose physical properties consist of Energy Assets, subject to the above investment limitations.

            The requested authority is similar to that recently granted Applicants in File No. 70-9729, with the distinction that the financing authority in that matter was for general corporate purposes while the release of jurisdiction sought here is intended specifically to facilitate the previously-authorized acquisition of Energy Assets and Energy Asset Companies, subject to existing investment limitations, thus providing needed flexibility to enable the Applicants to implement their duly-authorized business plans in a timely and cost-effective manner.

                                           * * *

                             Compliance with Rule 54

      Rule 54 provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a),
(b) and (c) are satisfied.

      AEP consummated the merger with Central and South West Corporation on June 15, 2000 pursuant to an order issued June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (as extended pursuant to HCAR No. 27316, December 26, 2000, the "Rule 53(c) Order").

      AEP currently meets all of the conditions of Rule 53(a). At March 31, 2001, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.569 billion, or about 47.9% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2001 ($3.275 billion).

      In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the 1935 Act to retail rate regulatory commissions.

      AEP's consolidated retained earnings decreased on average approximately 1.32% per year over the last five years. In 2000, consolidated retained earnings decreased $540 million, or 14.9%. AEP's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(c) Order. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to AEP's investments in EWGs and FUCOs has not had an adverse impact on AEP's financial integrity.

                                           * * *

      It is requested that the Commission issue its order on or before July 15, 2001. Applicants hereby (i) waive a recommended decision by a hearing officer;
(ii) waive a recommended decision by any other responsible officer or the Commission; (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision; and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                              AMERICAN ELECTRIC POWER COMPANY, INC.
                              AEP ENERGY SERVICES, INC.
                              AEP RESOURCES, INC.


                              By: _/s/ Thomas G. Berkemeyer_
                              Thomas G. Berkemeyer
                               Assistant Secretary

Dated:  July 18, 2001